Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three Month Periods Ended March 31, 2007 and 2006

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

(in $'000's)	March 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$26,094	$1,199
Accounts receivable	589	985
Inventories	1,756	2,218
Prepaid expenses and deposits	196	263
	28,635	4,665
Restricted cash and deposits	461	514
Property, plant and equipment	10,187	10,839
Deferred financing costs (note 3)	-	597
	$39,283	$16,615
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,023	$6,951
Other current liabilities	483	540
	2,506	7,491
Convertible debentures (note 3)	16,068	16,273
Other long-term liabilities	1,217	1,271
	19,791	25,035

Shareholders' equity
Share capital (note 4)	106,389	73,660
Warrants (note 4)	2,470	1,172
Equity component of convertible debentures	10,258	10,258
Contributed surplus (note 4)	3,809	3,731
Deficit	(103,434)	(97,241)
	19,492	(8,420)
Future operations (note 2)
Commitments and contractual obligations (note 7)
	$39,283	$16,615

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ David Williams”

      Signed “ Wilmot Matthews”

Director

Director

FS 2

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

Three month period ending March 31, (in $'000's)	2007	2006
Product revenue	$136	$816
Cost of sales	142	936
Gross Margin	(6)	(120)

Expenses
Financing charges	1,898	989
General and administrative	1,446	1,846
Manufacturing and product development	1,510	3,932
Marketing and business development	742	906
Amortization of property, plant and equipment	681	473
Restructuring charges (note 5)	143	-
	6,420	8,146
Loss before other income and non-controlling interest	(6,426)	(8,266)
Other income	114	177
Non-controlling interest	21	-
Net loss	(6,291)	(8,089)
Deficit, beginning of period	(97,241)	(53,830)
Adjustment due to adoption of new accounting pronouncement (note 3)	98	-
Deficit, end of period	$(103,434)	$(61,919)
Basic and diluted loss
per common share	$(0.06)	$(0.09)
Basic and diluted weighted average number
of shares outstanding	97,271,494	85,522,612

See accompanying notes to the consolidated financial statements.

FS 3

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

(Unaudited)

Three month period ending March 31, (in $'000's)	2007	2006
Cash provided by (used in):

Operating:
Net loss	$(6,291)	$(8,089)
Items which do not involve cash
Amortization of property, plant and equipment	681	473
Financing charges	1,306	454
Amortization of deferred gain on sale of property, plant and equipment	(20)	(23)
Non-cash restructuring charges	72
Stock based compensation	92	127
Non-controlling interest in net loss	(21)	-
Other non-cash items	(24)	(2)
Change in non-cash operating working capital	(3,996)	(1,033)
	(8,201)	(8,093)
Financing:
Issue of share capital	29,708	4,380
Issue of promissory notes	4,889	-
Repayment of promissory notes	(1,400)	-
Change in non-cash financing working capital	-	524
Repayments of other long-term liabilities	(50)	(25)
	33,147	4,879
Investing:
Purchase of property, plant and equipment	(104)	(1,690)
Restricted cash and deposits	53	(244)
Change in non-cash investing working capital	-	434
	(51)	(1,500)
Increase (decrease) in cash and cash equivalents	24,895	(4,714)
Cash and cash equivalents, beginning of period	1,199	17,960
Cash and cash equivalents, end of period	$26,094	$13,246

See accompanying notes to the consolidated financial statements.

FS 4

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

1.  Significant accounting policies:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2006.  These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.   These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  In the three month period ending March 31, 2007, RS reported a net loss of $6,291.  Further, RS had positive working capital of $26,129 and a deficit of $103,434.

These financial statements do not reflect any adjustments that would be required should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon successful re-commissioning and efficient operation by the Company’s manufacturing partner and continued market acceptance of RS’s products.

3.

Adoption of new accounting pronouncement:

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial instruments – recognition and Measurement, Section 3855”.  As a result, the Company no longer deferred financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security.  The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resultant impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $499, and a reduction in deficit of $98.  The adoption of this new pronouncement has been accounted for retroactively without restatement.

This new standard regarding hedges “Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

As per “Comprehensive Income - Section 1530” unrealized gains and losses on financial instruments that are held as available-for-sale, and changes in the fair value of cash flow hedging instruments, are recorded in comprehensive income, net of tax, until recognized in earnings. As of March 31, 2007 the Company does not have any comprehensive income.

FS 5

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

4.  Shareholders’ equity:

(a)  Authorized and issued share capital:

Share capital and warrant activity for the three months ended March 31, 2007 was as follows:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2006 (in 000’s)	96,100	$73,660	3,389	$1,172
Warrants issued (1)	-	-	3,125	705
Issued for cash, net of issuance costs(2)	35,000	33,284
Broker warrants attributed to share issue costs(2)	-	(593)	1,400	593
Stock options exercised	30	38	-	-
Balance, March 31, 2007	131,130	$ 106,389	7,914	$ 2,470

 (1)  In January, RS completed a private placement of 5,000 units for net proceeds of $4,889.  Each unit consisted of $1 principal amount of unsecured promissory note (“Promissory Note”) and one-half common share purchase warrants expiring July 14, 2008.  The purchase warrants have an exercise price of $1.00 per share and were recorded at a fair value of $544 as calculated using the Black-Scholes pricing model.

A further 625 common share purchase warrants were granted to brokers expiring July 14, 2008.  The warrants have an exercise price of $0.86 per common share and were recorded at a fair value of $161 as calculated using the Black-Scholes pricing model.

(2)  In March, RS completed a private placement of 31,339 common shares for net proceeds of $29,623.  Pursuant to the right of holders of Promissory Notes to participate in RS’s subsequent equity financing, an additional 3,661 common shares were issued on the surrender of $3,600 in principal amount of Promissory Notes and $61 in related accrued interest.

A further 1,400,000 common share purchase warrants were granted to brokers expiring March 31, 2008.  The warrants have an exercise price of $1.00 and were recorded at a fair value of $593 as calculated using the Black-Scholes pricing model.

(b) Warrants:

The following table summarizes information about the warrants outstanding as of March 31, 2007:

Price	Outstanding	Maturity
$1.70	169	November 6,2007
$1.85	280	December 28, 2007
$2.25	140	June 28, 2007
$2.25	2,800	December 28, 2007
$1.00	1,400	March 31, 2008
$0.86	625	July 14, 2008
$1.00	2,500	July 14, 2008
Balance, March 31, 2007	7,914

FS 6

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

4.  Shareholders’ equity (continued):

(c) Stock based compensation:

In the first quarter of 2007, RS recorded $92 (2006 - $127) of stock-based compensation expense to employees and non-employees.  This expense relates to previously granted options. During the period, no further options were granted.

(d) Stock options – outstanding options (in 000’s):

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2006	3,843	$ 1.26
Forfeited	(113)	1.98
Exercised	(30)	0.79
Outstanding, March 31, 2007	3,700	$1.25

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2006 and March 31 2007	1,856	$1.08

The following table summarizes information about the stock options outstanding as at March 31, 2007:

Price range	Outstanding	Average years	Exercisable
$0.40 – 0.80	1,210	0.09 – 2.73	1,210
0.81 – 1.20	2,223	0.67 – 0.72	1,273
1.21 – 1.45	1,485	0.07 – 4.50	100
1.46 – 2.40	638	3.63 – 4.01	127
$0.40 – 2.40	5,556	1.81	2,710

(e) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2006	$ 3,731
Stock-based compensation cost - stock options	92
Stock options exercised	(14)
Balance, March 31, 2007	$ 3,809

FS 7

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three month period ending March 31, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

5.

Restructuring charges:

On August 31, 2006, the Company announced the decision to close its Edmonton facilities and consolidate all activities in Calgary.  Further in the period from December 2006 through February 2007, the Company shut down RStandard production at its Calgary plant.  The Company incurred resulting restructuring charges in the amount of $2,682 for the year-ended December 31, 2006 and an additional $143 during the period ended March 31, 2007.

6.  Segmented information:

RS’s activities comprise of one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  In the first quarter of 2007, RS’s revenue includes sales to customers located in the United States of $136 (2006 - $589) in Asia of $nil (2006 - $103) and in Canada of $nil (2006 - $124).

The following table represents revenues by product categories:

Product	March 31, 2007	March 31, 2006
Utility poles	$ 136	$ 694
Version resin and other products	-	122
	$ 136	$ 816

7.  Commitments and contractual obligations:

During the period, the Company entered into a binding letter of intent with Global Composite Manufacturing, Inc. (“Global Composite Manufacturing”), a corporation operating in Tilbury, Ontario. The letter of intent provides the framework whereby Global Composite Manufacturing moves, upgrades and re-commissions the existing RStandard™ utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from the Company. The Company has provided a limited recourse guarantee to Global Composite Manufacturing’s bank in the amount of $500 in relation thereto until June 29, 2012. This guarantee is collateralized with the RStandard utility pole manufacturing equipment and related additions, and the guarantee would be called upon if Global Composite Manufacturing fails to perform under its obligations to its bank. Subsequent to the period end, the Board has authorized management to increase this guarantee to $2,000.

.

FS 8